SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934


                        The United Illuminating Company
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    910637
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 18, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                       (Continued on the following pages)

                              (Page 1 of 17 Pages)

CUSIP No. 910637

  1   NAME OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      D.T. Chase Enterprises, Inc.
      06-0892627

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
      OO


  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                 / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Connecticut

          NUMBER OF          7    SOLE VOTING POWER
           SHARES                 0 shares (see Row 11, below)
        BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY EACH             0 shares (see Row 11, below)
          REPORTING          9    SOLE DISPOSITIVE POWER
           PERSON                 0 shares (see Row 11, below)
            WITH             10   SHARED DISPOSITIVE POWER
                                  0 shares (see Row 11, below)

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 shares, except to the extent that the reporting person is deemed to share voting or dispositive power with respect to the 175,000 shares (or 1.2% of the shares outstanding) owned by American Ranger, Inc. by reason of the affiliation described herein.


 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                              /X/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0% (see Row 11, above)

 14   TYPE OF REPORTING PERSON*
      CO,HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"), a Connecticut corporation whose principal executive offices are located at 157 Church Street, New Haven, Connecticut 06506.

Item 2.   IDENTITY AND BACKGROUND

     (a)  NAME:

          D.T. Chase Enterprises, Inc.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE:

          One Commercial Plaza
          Hartford, Connecticut 06103

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          The reporting person is a holding company for various Chase family interests.

     Information required by subsections (a) through (c) of this Item 2 with respect to the executive officers, directors and controlling persons of the reporting person, as of the date hereof, is incorporated herein by reference to such information in Schedule I hereto.

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers, directors or controlling persons of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, none of the executive officers, directors or controlling persons of the reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

     The reporting person is a Connecticut corporation. Each of the executive officers and directors of the reporting person is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The reporting person owns all of the outstanding capital stock of American Ranger, Inc. ("ARI"). The reporting person's beneficial ownership of Common Stock exists only to the extent that the reporting person is deemed to share voting or dispositive power with respect to the shares of Common Stock owned by ARI by reason of the reporting person's affiliation with ARI.

     ARI purchased an aggregate of 175,000 shares of Common Stock in open market transactions from May 7, 1997 through December 5, 1997. All such transactions are set fourth on Schedule II hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $5,665,395. The funds to purchase such shares came from ARI's working capital.

     Cheryl A. Chase, Executive Vice President, General Counsel and Director of the reporting person, purchased an aggregate of 79,000 shares of Common Stock in open market transactions from July 28, 1997 through December 3, 1997. All such transactions are set forth on Schedule III hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $2,999,187. The purchases were made with the personal funds of the purchaser. Arnold L. Chase, Executive Vice President and Director of the reporting person, purchased an aggregate of 225,000 shares of Common Stock in open market transactions from May 6, 1997 through December 3, 1997. All such transactions are set forth on Schedule IV hereto, which is incorporated herein by reference. The aggregate consideration for all such purchases (including commissions) was $7,452,446. The purchases were made with the personal funds of the purchaser. David T. Chase, the Chairman of the Board of Directors and President of the reporting person, is a beneficial owner of the shares purchased by Cheryl A. Chase and Arnold L. Chase. In addition, he is a beneficial owner of shares purchased by Rhoda L. Chase and The Darland Trust (the "Trust"), as follows. Rhoda L. Chase purchased an aggregate of 300,000 shares of Common Stock in open market transactions from May 5, 1997 through December 1, 1997. All such transactions are set forth on Schedule V hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $10,000,071. The purchases were made with the personal funds of the purchaser. The Trust purchased an aggregate of 146,000 shares of Common Stock in open market transactions from May 6, 1997 through August 6, 1997. All such transactions are set forth on Schedule VI hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $4,452,032. The funds to purchase such shares came from the reserves of the Trust.

Item 4.   PURPOSE OF TRANSACTION.

     To the best of the reporting person's knowledge, ARI is holding the 175,000 shares of Common Stock it owns of record for investment purposes. Based on ARI's ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to ARI, offers for ARI's shares of Common Stock, general economic conditions and other future developments, ARI reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, ARI may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. ARI also may decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. David T. Chase, Cheryl A. Chase and Arnold L. Chase are each holding the Common Stock owned by them for investment purposes. Such persons reserve the same rights and may make the same evaluations as ARI.

     Other than the above, as of the date hereof, neither the reporting person nor, to the best of the reporting person's knowledge, its executive officers, directors or controlling persons or ARI have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f)  Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, ARI owns of record and beneficially 175,000 shares of Common Stock, representing approximately 1.2% of the 14,101,291 shares of Common Stock reported to be outstanding as of September 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). Except to the extent that the reporting person is deemed to share voting or dispositive power with respect to the 175,000 shares of Common Stock owned by ARI by reason of the affiliation described herein, the reporting person is not the beneficial owner of any shares of Common Stock. Information with respect to the Common Stock owned by the executive officers, directors and controlling persons of the reporting person is set forth in Schedule I hereto, which is incorporated herein by reference, and in the following paragraph.

     In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the (i) 79,000 shares of Common Stock, or 0.6% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Cheryl A. Chase, (ii) 300,000 shares of Common Stock, or 2.1% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Rhoda L. Chase, the mother of Cheryl A. Chase and Arnold L. Chase and the wife of David T. Chase, (iii) 225,000 shares of Common Stock, or 1.6% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by Arnold L. Chase, or (iv) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock reported to be outstanding as of September 30, 1997, owned by the Trust. David T. Chase may be deemed to be a beneficial owner of all of the shares of Common Stock referred to in the immediately preceding sentence.

     (b) The reporting person does not have the sole or shared power to vote, direct the voting of, dispose of, or direct the disposition of, any shares of Common Stock, except to the extent that the reporting person is deemed to share voting or dispositive power with respect to the 175,000 shares of Common Stock owned by ARI by reason of the affiliation described herein.

     Cheryl A. Chase has the sole power to vote and to direct the vote of the 79,000 shares of Common Stock owned by her. Arnold L. Chase has the sole power to vote and to direct the vote of the 225,000 shares of Common Stock owned by him. Cheryl A. Chase and Arnold L. Chase each share the power to dispose or to direct the disposition of their respective shares of Common Stock with David T. Chase.

     David T. Chase does not have the sole or shared power to vote or direct the vote of any shares of Common Stock. David T. Chase shares the power to dispose or to direct the disposition of the (i) 300,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase with Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford, Connecticut 06117. She is not employed. Rhoda L. Chase is a citizen of the United States of America. The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, neither Rhoda L. Chase nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Rhoda L. Chase nor the Trust has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) All transactions in the Common Stock effected by or on behalf of ARI in the past 60 days are set forth on Schedule II hereto, which is incorporated herein by reference. All such transactions were effected in the open market. Except to the extent that such transactions are attributed to the reporting person by reason of the affiliation described herein, no transactions in the Common Stock have been effected by or on behalf of the reporting person during the past 60 days. To the reporting person's knowledge, all transactions in the Common Stock effected by or for the benefit of executive officers, directors and controlling persons of the reporting person in the past 60 days are set forth on Schedules III-VI hereto, which are incorporated herein by reference. All such transactions were effected in the open market.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by ARI.

     Each of David T. Chase and, with respect to the (i) 300,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase, Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, the shares of Common Stock owned by such person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such persons.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The reporting person owns all of the outstanding capital stock of ARI. David T. Chase, Arnold L. Chase and Cheryl A. Chase, the directors and three of the four executive officers of the reporting person, are the directors and executive officers of ARI. All of the outstanding stock of the reporting person is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold
L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

     Pursuant to a General Trading Authorization for Securities and/or Options Accounts (each , a "Trading Authorization"), each of Rhoda L. Chase, Cheryl.
A. Chase, Arnold L. Chase and the Trust has granted to David T. Chase the power to enter orders to purchase and sell securities for the brokerage account in which such person or entity holds all of the shares of Common Stock owned by it. Each Trading Authorization also confers upon David T. Chase the power to buy and sell on margin, to sell short for such account and to give instructions as to the transfer of money and property from such account. The powers granted by each Trading Authorization remain effective until terminated by the grantor of such Trading Authorization.

     The foregoing description of the Trading Authorizations is subject to, and is qualified in its entirety by reference to, the forms of Trading Authorizations, which are filed as exhibits to this Statement on Schedule 13D.

     David T. Chase manages certain funds on behalf of the Trust. In such capacity and pursuant to the Trading Authorization granted by the Trust, David
T. Chase effected the purchase of the shares of Common Stock owned by the Trust and may, in the future, effect the sale of some or all of such shares or effect the purchase of additional shares of Common Stock for the account of the Trust.

     Except as described in this Statement on Schedule 13D, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person with respect to any securities of UI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The reporting person has not agreed to act together with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d) (3) of the Exchange Act and Rule 13d-5(b) (1) adopted thereunder.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (1)  Form of Trading Authorization granted by Rhoda L. Chase.

     (2)  Form of Trading Authorization granted by Cheryl A. Chase.

     (3)  Form of Trading Authorization granted by Arnold L. Chase.

     (4)  Form of Trading Authorization granted by the Trust.

                             SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.



Dated:    December 8, 1997    D.T. Chase Enterprises, Inc.


                              By:   /s/ Cheryl A. Chase
                                    Name: Cheryl A. Chase
                                    Title:   Executive Vice President

SCHEDULE I

Directors and Executive Officers of D.T. Chase Enterprises, Inc.


      Name            Residence          Principal     Aggregate #
                 or Business Address    Occupation    of Shares of   Percentage
                                       or Employment  Common Stock       of
                                       and Title at       Owned     Common Stock
                                        D.T. Chase                      Owned
                                       Enterprises,
                                           Inc.
David T. Chase   c/o Chase           Chairman of the  750,000{1}        5.3%
                 Enterprises         Board of
                 One Commercial      Directors
                 Plaza               and President,
                 Hartford, CT 06103  D.T. Chase
                                     Enterprises,
                                     Inc.

Arnold L. Chase  c/o Chase           Executive Vice   225,000           1.6%
                 Enterprises         President and
                 One Commercial      Director,
                 Plaza               D.T. Chase
                 Hartford, CT 06103  Enterprises,
                                     Inc.

Cheryl A.  Chase c/o Chase           Executive Vice    79,000           0.6%
                 Enterprises         President,
                 One Commercial      General Counsel
                 Plaza               and Director,
                 Hartford, CT 06103  D.T. Chase
                                     Enterprises,
                                     Inc.

John P. Redding  c/o Chase           Senior Vice         None           0.0%
                 Enterprises         President, David
                 One Commercial      T. Chase
                 Plaza               Enterprises,
                 Hartford, CT 06103  Inc. and Vice
                                     President, D.T.
                                     Chase
                                     Enterprises,
                                     Inc.

**FOOTNOTES**

     {1} Includes 300,000 shares owned by Rhoda L. Chase, 225,000 shares owned by Arnold L. Chase, 79,000 shares owned by Cheryl A. Chase and 146,000 shares owned by The Darland Trust as to which David
          T. Chase shares dispositive power.

                              SCHEDULE II

            Transactions in The United Illuminating Company
                 Common Stock by American Ranger, Inc.

        DATE                ACTION            PRICE               SHARES
5/7/97                Buy                 26 3/8                20,000
5/8/97                Buy                 26 3/8                 9,000
5/12/97               Buy                 26 1/2                 1,000
5/22/97               Buy                 27.976                20,000
6/23/97               Buy                 29 3/4                 7,500
6/25/97               Buy                 29.725                 2,500
6/26/97               Buy                 30.000                15,000
7/21/97               Buy                 33.205                 4,400
7/21/97               Buy                 33.222                15,400
7/22/97               Buy                 33.514                 5,200
8/4/97                Buy                 35.000                   600
8/5/97                Buy                 35.000                 5,000
8/5/97                Buy                 34.943                10,900
8/6/97                Buy                 34.992                 3,000
8/7/97                Buy                 35 1/8                 3,000
8/8/97                Buy                 35 1/8                11,500
8/11/97               Buy                 35 1/16                5,300
8/11/97               Buy                 35 1/8                 9,500
8/12/97               Buy                 35 1/4                 1,200
8/18/97               Buy                 34 3/4                   100
8/20/97               Buy                 35.000                 6,400
8/21/97               Buy                 35.000                 1,000
10/21/97              Buy                 38.995                 2,000
12/03/97              Buy                 40.689                 5,500
12/04/97              Buy                 40.914                 6,400
12/05/97              Buy                 40.771                 3,600
                                          TOTAL                175,000

                           SCHEDULE III

          Transactions in The United Illuminating Company
                 Common Stock by Cheryl A. Chase


      DATE           ACTION             PRICE          SHARES
7/28/97          Buy                 34.000            5,000
8/18/97          Buy                 34.902            4,000
8/19/97          Buy                 35.000            2,500
9/18/97          Buy                 36.968            7,500
9/25/97          Buy                 34.479            5,000
10/08/97         Buy                 37.567            5,400
10/08/97         Buy                 37.790            2,100
10/21/97         Buy                 38.995            7,500
10/24/97         Buy                 38.113            5,000
10/27/97         Buy                 37.858            7,750
10/28/97         Buy                 37.563            7,250
11/26/97         Buy                 40.008           10,000
12/01/97         Buy                 40.750            8,400
12/03/97         Buy                 40.689            1,600
                                     TOTAL            79,000

                                SCHEDULE IV

              Transactions in The United Illuminating Company
                      Common Stock by Arnold L. Chase

      DATE             ACTION            PRICE            SHARES
5/6/97            Buy              26 1/4               9,000
5/7/97            Buy              26 3/8               9,000
5/7/97            Buy              26.239               6,000
5/8/97            Buy              26 3/8               3,000
5/13/97           Buy              26 3/8               9,666
5/14/97           Buy              26 1/2               6,567
5/15/97           Buy              26 1/2               1,667
5/19/97           Buy              27 3/4               5,100
5/22/97           Buy              27.976               5,000
5/23/97           Buy              28.000              10,000
6/20/97           Buy              29.829              10,000
7/1/97            Buy              30.729                 600
7/7/97            Buy              32.098               9,400
7/16/97           Buy              33.986               1,750
7/16/97           Buy              33.700               4,750
7/18/97           Buy              33.935               8,500
7/24/97           Buy              33.489              10,500
7/25/97           Buy              33.737               3,500
7/28/97           Buy              34.000               2,500
7/28/97           Buy              34 1/8              16,000
7/29/97           Buy              34 1/8                 100
8/1/97            Buy              34.435               4,300
8/1/97            Buy              34  1/2              2,400
8/4/97            Buy              35.025              11,400
8/5/97            Buy              34 15/16               200
8/6/97            Buy              34.992                 100
8/18/97           Buy              34.902               4,000
8/19/97           Buy              35.000               2,500
9/18/97           Buy              36.968               7,500
9/25/97           Buy              36.479               5,000
10/08/97          Buy              37.567               5,400
10/08/97          Buy              37.790               2,100
10/21/97          Buy              38.995               7,500
10/24/97          Buy              38.113               5,000
10/27/97          Buy              37.858               7,750
10/28/97          Buy              37.563               7,250
11/26/97          Buy              40.008              10,000
12/01/97          Buy              40.750               8,400
12/03/97          Buy              40.689               1,600
                                   TOTAL              225,000

                                SCHEDULE V

              Transactions in The United Illuminating Company
                      Common Stock by Rhoda L. Chase

      DATE             ACTION            PRICE           SHARES
5/5/97            Buy              25 5/8              2,000
5/6/97            Buy              26 1/4              7,000
5/7/97            Buy              26 3/8             10,000
5/7/97            Buy              26.239              5,000
5/8/97            Buy              26 3/8              3,000
5/13/97           Buy              26 3/8              9,668
5/14/97           Buy              26 1/2              6,566
5/15/97           Buy              26 1/2              1,666
5/19/97           Buy              27 3/4              5,100
5/23/97           Buy              28.000             20,000
6/20/97           Buy              29.829              5,000
7/1/97            Buy              30.729                600
7/7/97            Buy              32.098              9,400
7/14/97           Buy              32 1/2              1,500
7/15/97           Buy              32 15/16           13,500
7/23/97           Buy              33.653             10,000
7/24/97           Buy              33.489             15,000
7/28/97           Buy              34 1/8             75,000
8/21/97           Buy              35.000              8,300
8/22/97           Buy              34.993             19,200
9/18/97           Buy              36.968              4,000
9/18/97           Buy              36.800              6,000
9/25/97           Buy              36.479              5,000
9/26/97           Buy              36.946             10,000
10/08/97          Buy              37.567              7,200
10/08/97          Buy              37.790              2,800
10/21/97          Buy              38.995              8,800
10/21/97          Buy              38.698              1,200
10/23/97          Buy              38.000              5,000
10/23/97          Buy              37.875                500
10/28/97          Buy              37.563                500
10/28/97          Buy              37.500              2,000
11/25/97          Buy              39.031              1,000
11/26/97          Buy              40.008              5,100
11/28/97          Buy              40.634              2,000
12/01/97          Buy              40.750             11,400
                                   TOTAL             300,000

                                SCHEDULE VI

              Transactions in The United Illuminating Company
                     Common Stock by The Darland Trust

        DATE       ACTION        PRICE        SHARES
        5/6/97     Buy           26 1/4         9,000
        5/7/97     Buy           26 3/8         9,000
        5/7/97     Buy           26.239         6,000
        5/8/97     Buy           26 3/8         2,000
        5/13/97    Buy           26 3/8        10,666
        5/14/97    Buy           26 1/2         6,567
        5/15/97    Buy           26 1/2         1,667
        5/19/97    Buy           27 3/4         5,100
        5/22/97    Buy           27.976         5,000
        5/23/97    Buy           28.000        10,000
        6/20/97    Buy           29.829        10,000
        7/1/97     Buy           30.729           600
        7/7/97     Buy           32.098         9,400
        7/16/97    Buy           33.986         1,750
        7/16/97    Buy           33.700         4,750
        7/17/97    Buy           33 15/16       5,000
        7/18/97    Buy           33.935         3,500
        7/24/97    Buy           33.489        10,500
        7/25/97    Buy           33.737         3,500
        7/28/97    Buy           34 1/8        16,000
        8/1/97     Buy           34.435         4,300
        8/4/97     Buy           35.025        11,400
        8/5/97     Buy           34 15/16         200
        8/6/97     Buy           34.992           100
                                                -----

                        TOTAL                 146,000